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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                     Mehl/Biophile International Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    81661300
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Todd J. Emmerman, Esq.,
c/o Rosenman & Colin LLP, 575 Madison Avenue, New York, NY 10022 (212) 940-8873
--------------------------------------------------------------------------------
                       (Name, Address and Telephone Number
          of Person Authorized to Receive Notices and Communications)

                                February 28, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box / /.

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

CUSIP No.     81661300

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Clearwater Fund IV Ltd.   Employer I.D.# [             ]

--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  /X/
                                                                        (b)  / /
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

               WC

--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           / /

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

               British Virgin Islands

--------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER

        NUMBER OF                          2,743,667 Shares

         SHARES           ------------------------------------------------------
                                 8       SHARED VOTING POWER
      BENEFICIALLY
                                                0
        OWNED BY
                          ------------------------------------------------------
          EACH                   9       SOLE DISPOSITIVE POWER

        REPORTING                          2,743,667 Shares

         PERSON           ------------------------------------------------------
                                10       SHARED DISPOSITIVE POWER
          WITH
                                                0

-------------------------------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,743,667 Shares

--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         / /


--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.3%

--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                   CO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.      81661300

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Clearwater Fund IV, LLC

--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  /X/
                                                                        (b)  / /
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

               WC

--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           / /

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware

--------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER

        NUMBER OF                        4,857,267 Shares(1)

         SHARES           ------------------------------------------------------
                                 8       SHARED VOTING POWER
      BENEFICIALLY
                                                0
        OWNED BY
                          ------------------------------------------------------
          EACH                   9       SOLE DISPOSITIVE POWER

        REPORTING                        4,857,267 Shares(1)

         PERSON           ------------------------------------------------------
                                10       SHARED DISPOSITIVE POWER
          WITH
                                                0

--------------------------------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              4,857,267 Shares(1)

--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         / /


--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  11.1%

--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                   OO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         --------

         (1) Includes 2,743,667 Shares of Common Stock beneficially owned by Clearwater Fund IV Ltd.

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Item 1.           Security and Issuer

                  This statement relates to the shares of Common Stock, .01 par value per share (the "Common Stock"), of Mehl/Biophile International Corporation (the "Company")*. The principal executive offices of the Company are located at 4127 N.W. 27th Lane, Gainesville, Florida 32606.

Item 2.           Identity and Background

                  (a)-(c)

                  Pursuant to Rule 13d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this
                  Schedule 13D is being filed by Clearwater Fund IV Ltd.** ("Clearwater Ltd.") and Clearwater Fund IV, LLC ("Clearwater LLC" and collectively with Clearwater Ltd., the "Reporting Persons"). Clearwater Ltd. and Clearwater LLC may be deemed to constitute a group for purposes of this Schedule 13D, due to the fact that Clearwater Ltd. is wholly owned by Clearwater LLC.

                  Clearwater Ltd.

                  Clearwater Ltd. is a corporation organized under the laws of the British Virgin Islands whose investment strategy is to make investments in equity private placements. The principal business address of Clearwater Ltd. is CITCO Building, Wickhams Cay, P.O. Box 662, Road Town, Tortola, British Virgin Islands.

                  The Directors of Clearwater Ltd. are Tortola Corporation Company Ltd. ("Tortola"), Hans Frederic Heye and Inter Caribbean Services Ltd. ("Inter Caribbean"). The President of Clearwater Ltd. is A.P. de Groot. The Vice President of Clearwater Ltd. is J.M.S. Verhooren. The Treasurer of Clearwater Ltd. is Trust Company of Willemstad N.V. ("Trust Company"). The Secretary of Clearwater Ltd. is Inter Caribbean. Clearwater Ltd. is wholly owned by Clearwater LLC.

                  The principal business address of Mr. de Groot, Mr. Verhooren, Inter Carribean and Trust Company is c/o CITCO Fund Services (Curacao) N.V., Kaya Flamboyan 9, P.O. Box 812, Curacao, Netherland Antilles. The principal business address of Tortola is Wickhams Cay, P.O. Box 662, Road Town, Tortola, British Virgin Islands. Mr. Heye's principal business address is 611 Druid Road East, Suite 200, Clearwater, Florida, 34616.

                  Tortola principally functions as a provider of administrative services for offshore funds. Mr. Heye is principally employed as President of the Clearwater Funds, a series of private investment entities. Inter Caribben principally functions as a provider of administrative services for offshore funds. Mr. de Groot is principally employed as the Account Manager of CITCO Fund Services (Curacao) N.V., a provider of administrative services for offshore funds. Mr. Verhooren is principally employed as the Managing Director of CITCO Fund Services (Curacao) N.V. Trust Company principally functions as a provider of administrative services for offshore funds.

                  Clearwater LLC

                  Clearwater LLC is a Delaware limited liability company whose investment strategy is to make investments in equity private placements. The principal business address of Clearwater LLC is 611 Druid Road East, Suite 200, Clearwater, Florida 34616. Mr. Heye is the Managing Member of Clearwater LLC.

--------
* In June 1996 the Company changed its name from "Selvac Corporation" to its present name.

** In May 1997 Clearwater Fund IV Ltd. changed its name from GFL Perfomance Fund Ltd. to its present name.

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                  (d) To the best knowledge of the Reporting Persons, during the last five years, none of the persons named in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) To the best knowledge of the Reporting Persons, during the last five years, none of the persons named in this Item 2 was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

                  (f) Mr. Heye is a United States citizen. A.P. de Groot and J.M.S. Verhooren are both citizens of the Netherlands.

Item 3.           Source and Amount of Funds or Other Consideration.
                  Clearwater Ltd.

                  Clearwater Ltd. purchased 10,000 shares of 5% Cumulative Convertible Preferred Stock of the Company (the "Series C Preferred Stock"), reported in Item 5, for a purchase price of $10,000,000. The source of funds used by Clearwater Ltd. to purchase the shares of Series C Preferred Stock was working capital.

                  CLEARWATER LLC

                  Clearwater LLC acquired 8,000 shares of the Company's 5%

                  Cumulative Convertible Preferred Stock, Series D, $10 par value per share (the "Series D Preferred Stock"), reported in
                  Item 5, for a purchase price of $8,000,000. The aggregate amount of funds used by Clearwater LLC to purchase 113,600 shares of the Company's Common Stock in the open market was $466,068.48. The source of Funds used by Clearwater LLC to purchase all such securities was working capital.

Item 4.           Purpose of Transaction.

                  The Reporting Persons acquired the securities reported herein as being beneficially owned by the Reporting Persons for investment purposes. Depending upon market conditions and other factors that each of the Reporting Persons may deem material to their respective investment decisions, the Reporting Persons may purchase additional shares of securities of the Company in the open market or in private transactions, or may dispose of all or a portion of the securities of the Company that each now owns or hereafter may acquire. In addition, both Clearwater Ltd. and Clearwater LLC have agreed not to sell or transfer the Common Stock received upon conversion of the shares of Series C Preferred Stock or the shares of Series D Preferred Stock, respectively, on or before February 28, 1998. Except as otherwise set forth herein, the Reporting Persons have no plans or proposals which relate to, or could result in any of the matters referred to in Paragraphs (b) through (j) of Item 4 of
                  Schedule 13D.

Item 5.           Interest in Securities of the Issuer.

                  (a)-(b)

                  According to the Company's Quarterly Report on Form 10- QSB for the period ended February 28, 1997, there were, as of February 28, 1997, 43,743,301 shares of Common

                  Stock of the Company outstanding.

                  CLEARWATER LTD.

                  For purposes of this Schedule 13D, Clearwater Ltd. beneficially owns 2,743,667 shares of the Company's Common Stock (comprising 6.3% of the outstanding Common Stock as of February 28, 1997) by virtue of its ownership of 2,000,000 shares of Common Stock and 2,231 shares of Series C Preferred Stock, which, if converted into Common Stock, would be convertible into 743,667 shares (see Item 6).

                  Clearwater Ltd. has the sole power to vote and dispose of all such shares.

                  CLEARWATER LLC

                  For purposes of this Schedule 13D, Clearwater LLC may be deemed to beneficially own a total of 4,857,267 shares of the Company's Common Stock (comprising 11.1% of the outstanding Common Stock as of February 28, 1997) in the following manner:

                           (i) By virtue of the fact that Clearwater Ltd. is wholly owned by Clearwater LLC, Clearwater LLC may be deemed to be the beneficial owner of the 2,743,667 shares of Common Stock beneficially owned by Clearwater Ltd.

                           (ii) Clearwater LLC owns 8,000 shares of Series D Preferred Stock. The number of shares of the Company's Common Stock receivable by Clearwater LLC cannot be fixed until actual conversion, since the conversion rate fluctuates based on the average market price of the Common Stock on the five trading days prior to conversion (see Item 6). However, if the shares of Series D Preferred Stock owned by Clearwater LLC were converted on the date hereof, said shares would be convertible into 2,000,000 shares of Common Stock. In addition, it is the position of Clearwater LLC that it did not acquire beneficial ownership of the 2,000,000 shares of Common Stock receivable by Clearwater LLC if the Series D Preferred Shares were converted on the date hereof, until May 1, 1997, because such conversion cannot be effected until the earlier of (i) June 30, 1997 and (ii) the date on which the registration statement referred to in the Series D Registration Rights Agreement (as that term is defined below, in Item 6) is declared effective by the Securities and Exchange Commission (the "SEC").

                  Clearwater LLC has the sole power to vote and dispose of all such shares.

                  (c) None.

                  (d) Each of the Reporting Persons affirms that no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by the Reporting Persons.

                  (e) It is inapplicable for the purposes herein to state the date on which the Reporting Persons ceased to be the owners of more than five percent of the Company's Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  Pursuant to that certain Securities Purchase Agreement, dated as of February 28, 1997, by and between the Company, and Clearwater LLC and Clearwater Offshore Fund, Ltd. (the "Series D Agreement"), Clearwater LLC purchased 8,000 shares of Series D Preferred Stock and Clearwater Offshore Fund, Ltd. ("Clearwater Offshore") purchased 2,000 shares of Series D Preferred Stock for an aggregate price of $10,000,000. The Series D Agreement is attached hereto as Exhibit 2.

                  Pursuant to the Certificate of Designations, Preferences and Rights of the Series D Preferred Shares (the "Series D Certificate of Designation"), holders of the Series D Preferred Stock, described above, are entitled to receive dividends payable at an annual rate of 5% per annum. The Series D Preferred Stock is convertible into Common Stock of the Company at 80% of the average market price on the five trading days prior to conversion but in no event shall the conversion price be below $4.00 (other than pursuant to certain adjustments noted in the Series D Certificate of Designation, attached hereto as Exhibit 3), or greater than the average market price on the five trading days prior to February 28, 1997. The Series D Preferred Stock may not be converted until the earlier of (i) June 30, 1997 and (ii) the date on which the registration statement referred to in the Series D Registration Rights Agreement (as defined below) is declared effective by the SEC.

                  Pursuant to that certain Registration Rights Agreement, dated as of February 28, 1997, by and between the Company and Clearwater LLC and Clearwater Offshore (the "Series D Registration Rights Agreement") the Company agreed to file a registration statement covering the public sale of the shares of Common Stock receivable by Clearwater LLC and Clearwater Offshore upon conversion of the Series D Preferred Stock on or before March 31, 1997. The Series D Registration Rights Agreement is attached hereto as Exhibit 4.

                  Pursuant to that certain Securities Purchase Agreement, dated May 15, 1996, by and between the Company and Clearwater Ltd. (the "Series C Agreement"), Clearwater Ltd. purchased 10,000 shares of Series C Preferred Stock for an aggregate purchase price of $10,000,000. The Series C Agreement is attached hereto as Exhibit 5.


                  Pursuant to the Side Letter Agreement, dated as of February 28, 1997, by and between the Company and Clearwater Ltd. (the "Side Letter Agreement"), (i) Clearwater Ltd. agreed not to sell or transfer the Common Stock issuable upon conversion of the Series C Preferred Stock on or before February 28, 1998, and (ii) the Company agreed to amend its Articles of Incorporation to change the Certificate of Designations, Preferences and Rights of 5% Cumulative Convertible Preferred Stock, Series C (attached hereto as Exhibit 6) to fix the conversion price of the Series C Preferred Stock at $3.00, and to adjust the conversion price of the Series C Preferred Stock in the event that the Company issues Common Stock in the future at a price of less than $3.00. In addition, the Company agreed to remove a restriction in the Company's Certificate of Incorporation which prohibited conversion of the Series C Preferred Stock, if after such conversion the number of shares of Common Stock beneficially owned by such holder would exceed 4.9% of the issued and outstanding Common Stock of the Company. The Side Letter Agreement is attached hereto as
                  Exhibit 7.

                  Pursuant to that certain Registration Rights Agreement, dated as of May 15, 1996, by and among the Company and Clearwater Ltd. (the "Series C Registration Rights Agreement"), the Company agreed to file a registration statement covering the public sale of the shares of Common Stock receivable by Clearwater Ltd. upon conversion of the Series C Preferred Stock on or before June 30, 1996. The Series C Registration Rights Agreement is attached hereto as Exhibit 8.

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Item 7.           Material to be Filed as Exhibits

                  1. Agreement, dated May 29, 1997, among the Reporting Persons relating to filing of a joint acquisition statement pursuant to Rule 13d-1(f)(1).

                  2. Securities Purchase Agreement, dated as of February 28, 1997, by and between the Company and Clearwater LLC and Clearwater Offshore.

                  3. Certificate of Designations, Preferences and Rights of 5% Cumulative Convertible Preferred Stock, Series D, of the Company.

                  4. Registration Rights Agreement, dated as of February 28, 1997 by and between the Company and Clearwater LLC and Clearwater Offshore.

                  5. Securities Purchase Agreement, dated as of May 15, 1996, by and among the Company and Clearwater Ltd.


                  6. Certificate of Designations, Preferences and Rights of 5% Cumulative Convertible Preferred Stock, Series C.

                  7. Side Letter Agreement, dated as of February 28, 1997, by and between the Company and Clearwater Ltd.

                  8. Registration Rights Agreement, dated as of May 15, 1996, by and among the Company and Clearwater Ltd.

                                  SIGNATURE


         After reasonable inquiry, and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May     , 1997


                                            CLEARWATER FUND IV LTD.

                                            /s/  A. P. de Groot
                                            --------------------------
                                            By:  A. P. de Groot
                                            Title:  President


                                            CLEARWATER FUND IV, LLC

                                            /s/  Hans Frederic Heye
                                            --------------------------
                                            By:  Hans Frederic Heye
                                            Title:  Managing Member

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                                  Exhibit Index

                                                                   Sequentially
Exhibit No.             Description                                Numbered Page
-----------             -----------                                -------------

    1.      Agreement, dated May 29, 1997 among the Reporting
            Persons relating to filing of a joint acquisition statement pursuant to Rule 13d-1(f)(1).

    2.      Securities Purchase Agreement, dated as of February
            28, 1997, by and between the Company and Clearwater LLC and Clearwater Offshore.

    3. Certificate of Designations, Preferences and Rights of 5% Cumulative Convertible Preferred Stock, Series D, of the Company.

    4.      Registration Rights Agreement, dated as of February
            28, 1997 by and between the Company and Clearwater LLC and Clearwater Offshore.

    5.      Securities Purchase Agreement, dated as of May 15,
            1996 by and among the Company and Clearwater Ltd.

    6. Certificate of Designations, Preferences and Rights of 5% Cumulative Convertible Preferred Stock, Series C.

    7. Side Letter Agreement, dated as of February 28, 1997, by and between the Company and Clearwater Ltd.

    8.      Registration Rights Agreement, dated as of May 15,
            1996, by and among the Company and Clearwater Ltd.